August 22, 2011

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Auxilio, Inc.

Application for Withdrawal on Form AW
pursuant to Rule 477 of the Securities Act of 1933, as amended, of Post-Effective Amendment No. 1 to the Registration Statement on Form S-8

SEC File No. 333-172602

Ladies and Gentlemen:

Pursuant to Rule 477 (a) of the Securities Act of 1933, as amended, Auxilio, Inc. (the “Registrant”) hereby respectfully requests the immediate withdrawal of the Registrant’s Post-Effective Amendment No. 1 (the “Post-Effective Amendment”) to the referenced Registration Statement, filed with the Commission on August 19, 2011.

The Post-Effective Amendment was filed in order to remove from registration the securities of the Registrant registered but unsold on the referenced Registration Statement as of the date thereof, however the Post-Effective Amendment was filed with an incorrect EDGAR tag. A new post-effective amendment to the referenced Registration Statement will be re-filed as soon as practicable. The Registrant requests that the Commission consent to this application on the grounds that withdrawal of the Post-Effective Amendment is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477. No securities were sold under the Post-Effective Amendment.

If you have any questions regarding this application for withdrawal, please contact John F. Cannon of Stradling Yocca Carlson & Rauth, counsel for the Registrant, at (949) 725 - 4107.

Very truly yours,

Auxilio, Inc.

By: /s/ Joseph J. Flynn
Name: Joseph J. Flynn
Title: Chief Executive Officer